02 MAY -6 AM 8:05

WashTec AG

WashTec AG · Argonstraße 7 · D-86153 Augsburg

Securities and Exchange Commision
Office of International Corporate Finance
Division of Corporate Finance
450 Street, N. W.
Washington D. C. 20549
USA

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: 09.04.2002

02028774

SUPPL

Dear Sirs,

enclosed you find a copy of our press release dated 09th of October April 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

PROCESSED
MAY 1 4 2002
THOMSON FINANCIAL

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WashTec AG | Argonstraße 7 · D-86153 Augsburg
Telefon: +49 (0)821/55 84-0
Fax: +49 (0)821/55 84-1204
Internet: www.washtec.de

Vorstand: Wolfgang Decker (Vors.), Sabine Decker, Dietmar W. Mundil

Aufsichtsratvorsitzender: Dr. Märten Burgdorf

Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024 261 000

Sitz der Gesellschaft: Augsburg
HRB 81 Amtsgericht Augsburg

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec maintains market leadership in a difficult environment

- **EBITDA up 33% to EUR 24.6 million**
- **Sales of EUR 256 million exceed expectations**

Augsburg, April 8, 2002 – In spite of the difficult market environment, WashTec AG (security code number 750750) confirmed its expertise as a full-service provider of cleaning technology for transport systems in fiscal 2001. Notwithstanding the downward market trend, WashTec AG maintained its leading market position both in Europe and worldwide. Despite the market-induced decline in sales, earnings improved significantly on the previous year.

In 2001, the WashTec Group switched to International Accounting Standards (IAS). In order to ensure comparability with the previous year's figures, these were also converted to IAS. Due to the different treatment of leasing expenses, taxes, pension provisions and goodwill, the FY 2000 figures included in this ad-hoc release may deviate from the figures according to HGB published last year. Final Figures will be released after the meeting of the supervisory board on April 24th 2002.

According to preliminary figures, the company generated sales of EUR 256 million in the past fiscal year (previous year: EUR 267 million). In view of the unfavourable market environment, WashTec had already revised its targets in October. Foreign sales stabilized at a high level. Preliminary earnings before interest, taxes, depreciation and amortization (EBITDA) according to IAS increased by 33% to EUR 24.6 million, after EUR 18.5 million in the previous year. After deduction of depreciation and amortization totalling EUR 11.5 million, preliminary earnings before interest and taxes (EBIT) stood at over EUR 12.0 million, after EUR 7.5 million in the previous year.

Two years after the acquisition of the California Kleindienst Group, the company has already reached the most important synergy targets, explained Wolfgang Decker, Board Chairman of WashTec AG. Originally, this process had been expected to take three years. Consistent

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

cost management and additional streamlining of organizational processes permitted a further considerable improvement of the company's overall cost structure. The Chairman, however, admitted that the changed market situation will require further adjustments in 2002.

Due to the unfavourable sales situation, WashTec had already planned an adjustment of its capacities in 2001. In the current fiscal year, WashTec will cut 72 jobs in Germany in a socially acceptable way and further improve its cost structure by means of alternative working time and payment models. "Due to the lower sales volume, we analyzed the process structure of all business units. The resulting staff and other cost-cutting measures will increase the company's profitability in the long term", said Wolfgang Decker.

Wolfgang Decker is cautiously optimistic for 2002. Even though capital spending by oil companies is still subdued, the company expects business to pick up in the second half of the year. In the current fiscal year, the company will target a sustained increase in productivity. According to its Board Chairman, WashTec AG will therefore continue to focus on the further optimization of its work processes in 2002 despite the progress already made in fiscal 2001.